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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)
                            ------------------------

                                COACH USA, INC.
                           (NAME OF SUBJECT COMPANY)

                            STAGECOACH HOLDINGS PLC
                                      AND

                               SCH HOLDINGS CORP.
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   18975L106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 KEITH COCHRANE
                                CHARLOTTE HOUSE
                              20 CHARLOTTE STREET
                                 PERTH PH 15LL
                                    SCOTLAND
                          TELEPHONE: +44-1738-442-111
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                            MICHAEL O. WOLFSON, ESQ.
                           99 BISHOPSGATE, 21ST FLOOR
                                LONDON EC2M 3YH
                          TELEPHONE: +44-207-422-4000
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     This final amendment (the "Final Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on June 18, 1999 (as previously amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by SCH Holdings Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Coach USA, Inc., a Delaware corporation (the "Company"), at a purchase price of $42.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Purchaser is a subsidiary of Stagecoach Holdings plc, a public limited company organized under the laws of Scotland ("Parent").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1/13D.

     The Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On July 26, 1999, a press release was issued announcing the extension of the Offer until 12:00 noon, New York City time, on Monday, July 26, 1999. The full text of the press release is set forth in Exhibit 11(a)(13) and is incorporated herein by reference.

     At 12:00 p.m., New York City time, on Monday July 26, 1999, the Offer expired. Based on information provided by the Depositary, a total of 25,177,547 Shares (or approximately 97.0% of the Shares outstanding) (including approximately 1,077,920 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $42.00 per Share in cash, without interest, less any applicable withholding taxes.

     Also on July 26, 1999, pursuant to the Merger Agreement and in accordance with Delaware General Corporation Law, Purchaser is consummating the Merger, whereby the Company is being merged with and into Purchaser with Purchaser continuing as the surviving corporation in the Merger (the "Surviving Corporation"). Because Purchaser has acquired at least 90% of the Shares, the Merger is being effected without a meeting of the stockholders of Company. As a result of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company and Shares owned by Purchaser, Parent or any other subsidiary of Parent or the Company, which were canceled, and other than Shares, if any, for which stockholders properly exercise appraisal rights under applicable state law) is being canceled, extinguished and converted into the right to receive $42.00 in cash, without interest thereon, less any applicable withholding taxes.

     The consummation of the Offer and the Merger was publicly announced in a press release issued on July 26, 1999, a copy of which is filed as Exhibit 11(a)(14) hereto and incorporated herein by reference.

     On July 27, 1999, the Surviving Corporation is filing a Form 15 with the Securities and Exchange Commission, thereby suspending its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, in accordance with Rule 12h-3(b)(1)(i) thereunder and is requesting that the NYSE delist the Shares from the New York Stock Exchange.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(13) Press Release issued on July 26, 1999.

     (a)(14) Press Release issued on July 26, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          STAGECOACH HOLDINGS plc

                                          By: /s/ KEITH COCHRANE
                                          --------------------------------------
                                          Name: Keith Cochrane
                                          Title: Group Finance Director

                                          SCH HOLDINGS CORP.

                                          By: /s/ KEITH COCHRANE
                                          --------------------------------------
                                          Name: Keith Cochrane
                                          Title: President

Date: July 26, 1999

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                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE
  NO.                             DESCRIPTION                           NO.
-------                           -----------                           ----
(a)(13)   Press Release issued on July 26, 1999.......................
(a)(14)   Press Release issued on July 26, 1999.......................

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